Exhibit 99.2

FINANCIAL STATEMENTS                 Balance Sheet Year Ended December 31 2022

Item	As reported in 6-K filed on March 30, 2023	As reported in 20-F filed on May 16, 2023	Variance
		(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$107,105	$107,105	$-
Restricted cash	183	183	-
Accounts receivable trade, net	40,386	21,670	(18,716)
Accounts receivable unbilled	39,820	43,882	4,062
Advances to suppliers	1,017	1,017	-
Value added tax receivable	5,929	5,929	-
Prepaid expenses and other current assets, net	16,251	14,974	(1,277)
Project assets current	16,213	25,969	9,756
Total current assets	226,904	220,729	(6,175)

Property, plant and equipment, net	173,221	170,477	(2,744)
Deferred tax assets, net	717	-	(717)
Project assets non-current	23,992	26,589	2,598
Goodwill	1,023	1,023	-
Long-term investments in U.S. Treasury Bills	10,047	10,047	-
Operating lease right-of-use assets	22,688	22,688	-
Finance lease right-of-use assets	21,669	21,669	-
Other non-current assets	20,248	20,628	380
Total assets	$500,509	$493,850	$(6,659)

Current liabilities:
Short-term borrowings	1,008	1,008	-
Accounts payable	3,623	7,118	3,495
Advances from customers	3,641	3,641	-
Amounts due to related parties	1,475	1,475	-
Other current liabilities	20,254	17,448	(2,805)
Income tax payable	862	862	-
Salaries payable	540	540	-
Operating lease liabilities current	1,212	1,212	-
Failed sale-lease back and finance lease liabilities current	9,993	9,993	-
Total current liabilities	42,608	43,297	689

Long-term borrowings	22,561	22,518	(43)
Operating lease liabilities non-current	20,854	20,855	1
Failed sale-lease back and finance lease liabilities non-current	14,963	14,963	-
Deferred tax liabilities, non-current	-	3,573	3,573
Total liabilities	$100,986	$105,206	$4,220

Shareholders' equity
Common shares	848,133	806,283	(41,850)
Additional paid-in capital	13,651	13,500	(151)
Treasury stock	(62,000)	(20,000)	42,000
Accumulated deficit	(426,802)	(437,377)	(10,575)
Accumulated other comprehensive loss	(14,810)	(15,114)	(304)
Total equity attributed to Emeren Group Ltd	$358,172	$347,293	$(10,879)
Noncontrolling interest	41,351	41,351	-
Total shareholders' equity	399,523	388,644	(10,879)

Total liabilities and shareholders' equity	$500,509	$493,850	$(6,659)

FINANCIAL STATEMENTS             Income Statement Year Ended December 31 2022

Item	As reported in 6-K filed on March 30, 2023	As reported in 20-F filed on May 16, 2023	Variance
	(in thousands, except per ADS data and ADS)

Net revenues	$81,413	$61,291	$(20,122)
Cost of revenues	(56,932)	(45,955)	10,977
Gross profit	24,481	15,336	(9,145)

Operating (expenses)/income:
Sales and marketing	(3)	(421)	(418)
General and administrative	(16,908)	(17,202)	(294)
Other operating (expenses)/income	(101)	(346)	(245)
Total operating expenses	(17,012)	(17,969)	(957)
			-
Income(loss) from operations	7,469	(2,633)	(10,102)
Non-operating (expenses)/income:			-
Interest income	1,522	658	(864)
Interest expense	(4,033)	(3,167)	866
Investment income	902	898	(4)
Other-than-temporary impairment loss on available-for-sale investment	-		-
Impairment loss of assets	(246)		246
Foreign exchange (losses)/gains	1,612	1,613	1
Total non-operating (expenses)/income	(243)	2	245
			-
Income before income tax	7,226	(2,631)	(9,857)
			-
Income tax expense	(1,200)	(1,917)	(717)
Income, net of tax	6,026	(4,548)	(10,574)
			-
Less: Net income attributed to non-controlling interests	123	124	1
Net income(loss) attributed to Emeren Group Ltd	$5,903	$(4,672)	$(10,575)

Income (loss) attributed to Emeren Group Ltd per ADS
Basic	$0.09	$(0.07)
Diluted	$0.09	$(0.07)

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	64,924,455	64,924,455
Diluted	65,468,620	64,924,455

*Each American depositary shares (ADS) represents 10 common shares